Michael C. Keefe
Executive Vice President, General Counsel
and Corporate Secretary
424 West 33rd Street, Suite 650
New York, NY 10001
Direct: 212-356-4028
Fax: 212-564-6546
Mobile: 347-563-0060
Email: mkeefe@ifl.tv
www.ifl.tv
October 29, 2007
Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

RE:	International Fight League, Inc. (the “Company”) Form 10-K for the year ended December 31, 2006 File No. 0-21134
Dear Ms. Cvrkel:
     We are writing to follow-up on our recent conversation with you and Ms. Effie Simpson regarding the Staff’s letter dated July 30, 2007 and the follow-up letters dated September 7, 2007 and October 19, 2007 relating to the above referenced filing, and the Company’s written responses to Staff’s letters. We appreciate you and Ms. Simpson taking the time and effort to discuss the Staff’s comments with us.
     The Company believes that its television arrangement with Fox Sports Net, or FSN, meets the requirements of paragraph 18 of APB 29, as amended by SFAS No. 153, and has commercial substance under paragraph 21 of APB 29. This letter will clarify how the Company’s FSN arrangement satisfies the commercial substance of paragraph 21 of APB 29 by: (1) describing the strategy of the Company, and particularly the role the Company’s television rights plays in this strategy, (2) describing in more detail the Company’s arrangements with FSN, (3) discussing Company management’s assessment of the commercial substance of the barter transaction for the FSN arrangement, (4) describing the Company’s valuation the revenues and expenses it has recognized in connection with this barter transaction, (5) explaining the overall relationship the Company now has with Fox, including FSN and its affiliate, MyNetworkTV, or MNTV, and (6) demonstrating how the cash flows of the Company have significantly changed as a result of the FSN arrangement.
     The Company’s business is to organize, host and promote live and televised mixed martial arts (“MMA”) sporting events, a sport that is growing in popularity in the U.S. and around the world. One of the key elements to the Company’s business strategy is the creation of television programming content. This strategy is set forth in Item 1 of the Company’s 2006

Ms. Linda Cvrkel
October 29, 2007

annual report on Form 10-K, wherein the Company states that it intends to become a leader in the creation, production and promotion of live and televised MMA sporting events. The Company believes this is an important element of its strategy as the Company seeks to build multiple revenue streams, much like other professional sports leagues.
     Televising its MMA events gives the Company the opportunity to develop a following and viewer audience that can provide numerous benefits. First, being on television provides name brand recognition and a fan base. This can in turn help increase attendance at live events. Second, as viewership increases, sponsors and advertisers are more inclined to spend their advertising and sponsorship money with IFL and its programming. All of this, in turn, helps the Company’s television programming to become more valuable, because increased viewership allows television networks to charge more for advertising time and program sponsorship. One need only to look at the cost of a 30 second television commercials during the Super Bowl (estimated to be over $2 million) to understand that the National Football League, or NFL, has very valuable television rights which have significantly impacted the NFL’s cash flows. However, the NFL’s television rights have become this valuable only after years of building up its brand name, fan base and television viewers.
     The Company staged its first MMA event in April 2006. Before the Company staged that initial event, the Company entered into a letter agreement, dated March 14, 2006, with FSN for FSN to broadcast the Company’s initial events. Under this agreement, the Company gave FSN the exclusive right to telecast three 60 minute episodes of its MMA events in the United States and its possessions, territories and military bases. The Company was not required to pay FSN any distribution costs, nor did FSN pay the Company any fees for the television rights. The Company did not receive any commercial spots for the programming (often referred to as commercial units or spots), resulting in FSN retaining all of the value from selling advertising. In return, FSN agreed to telecast the episodes on agreed upon dates and to clear the initial telecast and one repeat telecast in a minimum of 50 million homes. Later in the year, the Company agreed to give FSN the exclusive right to broadcast additional shows of the Company’s MMA events in the United States. As with the agreement for the original three shows, the Company did not receive any payment or commercial units. The Company was not required to pay any distribution fees, and FSN again committed to clear the initial telecast and one repeat telecast in at least 50 million homes on agreed upon days and time slots.
     During this 2006 timeframe the Company considered the accounting treatment for the FSN arrangement and decided to record it as a barter transaction under APB 29. In making this determination, the Company considered the value of its then current television rights and the likely future increase in value of its television rights and programming. In the judgment of the Company’s management at that time, the value of its television rights would most likely increase in value because the Company was able, early in its development, to have its programming broadcasted on FSN, a national, well recognized sports network, without incurring any distribution fees. Furthermore, FSN committed to clear the programming in at least 50 million homes, which provided the Company with a great outlet and platform to enhance the popularity and value of its programming. Management assessment also took into account that Fox and FSN

Ms. Linda Cvrkel
October 29, 2007

are major broadcasters of sport programming, and the Company’s affiliation with them would enhance the popularity of the Company’s programming, and thus its value.
     In the Company’s judgment, the FSN transaction resulted in an exchange of equivalently valued assets, therefore, the Company determined that no gain or loss should be recognized from the barter transaction. The Company considered whether a more accurate value could be derived from valuing its programming rights or the offsetting distribution costs. In management’s judgment at the time, a more accurate value could be determined by valuing the distribution costs because the Company could analyze and benchmark distribution costs that television networks charge for airing television programming. Outside counsel for the Company prepared analysis of charges that were quoted by FSN, NBC, PAX television network for time slots and days that were comparable to the days and times FSN aired the Company’s MMA events. Counsel opined that the value of the Company’s time slots on FSN was $125,000 for each hour.
     The 2006 letter agreement between FSN and the Company only covered 2006 events. On January 15, 2007, the Company entered into a letter of intent (“letter of intent”) with Fox, FSN and MNTV. Pursuant to this letter of intent, the Company and the Fox companies, FSN and MNTV, agreed to establish a broad, multi-tier media relationship. The obligation of the parties to negotiate definitive documents under this letter of intent expired on May 31, 2007, but the parties are still operating under the general parameters of the letter of intent with respect to the television distribution portions of the letter of intent and are still discussing the terms of definitive documents regarding the television broadcasting.
     The key terms of the letter of intent are set forth in Note 14 to the Company’s financial statements contained in its 2006 annual report on Form 10-K and in Item 1 of that report. In summary, the principal terms of the television distribution arrangement, which are the relevant sections for purposes of this analysis, involved both FSN and MNTV, two of Fox’ television networks.
     Under the letter of intent, the FSN would telecast the Company’s shows during an initial term of three years, with two three-year renewal periods, at FSN’s option. FSN would have the exclusive right to telecast the Company’s regular season, playoff and championship MMA events, as well as ancillary programming, in the United States and its possession, territories and military bases. FSN would also have rights of first refusal for other programming, such as the Company’s grand prix tournament and a pay-per-view event. Unlike the 2006 FSN transaction, the Company has been allocated four 30 second commercial units for promotions and advertising. In addition, the Company has received more in-show billboards for this purpose as well. During the initial three year term, FSN would not pay any fees to the Company. However, during the first renewal period, FSN will pay the Company $25,000 per show, which will increase to $40,000 per show during the second renewal period. FSN agreed to clear the Company’s show in at least 50 million homes and to air the show on Fridays at 11:00 pm or at a more favorable time slot. FSN has since moved the show to a more favorable time of Sundays at 5:00 pm.

Ms. Linda Cvrkel
October 29, 2007

     Importantly, a second element of television distribution in the letter of intent is MNTV arrangement. MNTV agreed to telecast 22 of the Company’s shows during 2007, with two one-year renewal periods, at MNTV’s option. Because MNTV is an affiliate of FSN, the Fox networks agreed to this airing notwithstanding the exclusive distribution rights of FSN. The shows telecast on MNTV are the same fights aired on FSN, plus additional background information, behind the scenes interviews and profiles of athletes and coaches.
     MNTV pays the Company $50,000 for the first airing and $20,000 for the second airing. Under the letter of intent, these amounts increase to $65,000 and $26,000 for the second year and $75,000 and $30,000 for the third year. MNTV has also been paying the Company $12,500 for the third airing of each show. MNTV has paid these amounts to the Company throughout 2007 in accordance with standard payment terms. As disclosed in the Company’s quarterly report on Form 10-Q for June 30, 2007, the Company has recognized $883,000 of revenue from these payments, all of which have been received. In addition, the Company is provided with four 30 second commercial units for advertising and promotion, and is granted other promotional elements within the programming.
     The Company believes that the letter of intent with Fox validates management’s initial assessment that the FSN television rights would increase in value and positively impact the Company’s cash flow. The letter of intent has resulted in the Company receiving cash payments for the MNTV show, and will result in additional cash payments in future years for the FSN show. In addition, this Fall MNTV is telecasting edited, cut down versions of the original shows it aired, and will be paying the Company an additional $12,500 per show.
     As mentioned above, the letter of intent provides the Company with four 30 second commercial units for each FSN show and each MNTV show. While spots may sell for different amounts, the Company received quotes from the Fox networks of approximately $4,400 for a 30 second spot on the FSN show and approximately $7,500 for a 30 second spot on the MNTV show. Accordingly, based upon the Fox quotes, the Company receives approximately $30,000 in commercial unit value for each MNTV show and $17,600 in commercial unit value for each FSN show, value the Company did not have under the initial FSN arrangement in 2006. Currently, the Company is planning to either sell the spots or provide them to sponsors as part of an overall sponsorship package whereby sponsor will pay fees to the Company for a combination of commercial spots, visibility in the arena during live events and on television (such as a sponsor logo in the ring in which the athletes compete) and other promotional consideration.
     Company management believes that the barter transaction for the FSN arrangement had commercial substance as required by paragraph 21 of APB 29 as of December 31, 2006, and continues to have commercial substance. Looking at the Fox relationship as a whole, the Company has clearly realized a significant increase in its cash flows resulting from its television rights in just one year and expects to continue to realize increased cash flow. The Company has realized $883,000 in revenue from cash payments received from MNTV for the first six months of 2007. Because these cash flows differ significantly in risk, timing and amount from the assets received, the FSN transaction clearly fits the definition of commercial substance under APB 29, paragraph 21a. The Company also expects to receive additional cash flows from the sponsors

Ms. Linda Cvrkel
October 29, 2007

due to the commercial units available to the Company during the FSN and MNTV shows. The letter of intent provides for increased the cash payments to the Company in future periods for the MNTV and FSN shows. Company management also believes that cash flows will increase for the commercial units for each show as the shows become more popular.
     Under its current accounting policy, the Company records television rights revenues and offsetting distribution fees of $125,000 per FSN show. Because the MNTV is also a Fox network and airs the same MMA events as the FSN show, the Company elected not to recognize any additional non-cash distribution charges or non-cash revenue for the MNTV show. Accordingly, the Company only recognizes revenue for cash payments the Company receives (or is entitled to receive and expects to collect) from MNTV.
     Presently, Company management believes that reporting the FSN arrangement as a barter transaction was appropriate as of December 31, 2006, and continues to be appropriate. The Company understands that it must periodically evaluate whether to continue accounting for the FSN arrangement as a barter transaction, and to estimate the fair value of the value of the distribution charges it avoids and the television rights it surrenders under this barter transaction.
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings. The Company understands that any Staff comments, or changes to disclosures in response to Staff comments, as a result of filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     I can be reached at (212) 356-4028 should you or the Staff have any comments or questions regarding the Company’s responses above.
Sincerely,
/s/ Michael C. Keefe
Michael C. Keefe
Executive Vice President, General Counsel
     and Corporate Secretary
cc: Gareb Shamus